Sanofi-aventis builds a New Vaccine Manufacturing Facility in France with an investment of 350 million euros

➢   Largest investment in vaccines

➢   Creation of 200 jobs

➢   Response to Global Health Needs with Dengue vaccine

Neuville-sur-Saône, France - May 12, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY), the world’s leading vaccine manufacturer, officially launched today the construction of a new Sanofi Pasteur vaccine manufacturing center in Neuville-sur-Saône, France, in a ceremony attended by Gérard Collomb, Senator and Mayor of Lyon, Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis, Dr. Elias A. Zerhouni, Science and Technology Adviser for sanofi-aventis.

The investment in this new vaccine production facility in Neuville-sur-Saône, which is located close to Lyon, in the Southeast of France, amounts to 350 million euros and is the largest investment in Sanofi Pasteur global vaccines industrial network. This facility will be equipped with state-of-the-art manufacturing technologies and will benefit from the outstanding biological expertise of the Rhône-Alpes region. It will produce 100 million doses of the novel vaccine against dengue fever, currently under development, employ 200 people, and is expected to be operational in 2013.

“This new vaccine production center is the largest investment ever made by sanofi-aventis. It illustrates our commitment to providing solutions to unmet medical needs such as dengue, a disease that potentially puts almost half of the world’s population at risk,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “With this new plant, sanofi-aventis will have invested in France over 1 billion euros since 2005 in vaccine production, sustaining French industrial capacities and reinforcing Sanofi Pasteur as the world leader in vaccines”.

Dengue fever is a tropical disease for which there is no specific treatment and that potentially impacts 2.5 billion people globally. Of the estimated 230 million people infected annually, two million, mostly children, develop dengue hemorrhagic fever (DHF), a severe form of the disease1. Dengue fever occurs mostly in tropical and subtropical countries and is spreading to new parts of the globe each year.

France has led vaccine research since Louis Pasteur. Today, Sanofi Pasteur continues to hold its leadership role with the development of innovative vaccines, producing in France most of the one and a half billion vaccine doses provided by the company annually.

This new investment is a further step to transforming sanofi-aventis into a more diversified Group, capable of finding innovative responses to increasing global health needs.

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France at the heart of Sanofi Pasteur industrial operations

Sanofi Pasteur’s industrial expertise dates back to 1897 when Marcel Mérieux, who worked with Louis Pasteur, created Institut Mérieux. Through innovations and acquisitions, Institut Mérieux advanced to the world-leading position in vaccines. In 2004 it became Sanofi Pasteur, the vaccines division of sanofi-aventis Group, and today employs 5,000 people in France.

Campus Mérieux in Marcy L’Etoile near Lyon, Sanofi Pasteur’s historical site, is now the world’s largest campus dedicated to research, development and production of vaccines. The industrial campus hosts 90 buildings over 36 hectares and produces half of Sanofi Pasteur’s global vaccine production.

The Sanofi Pasteur Val de Reuil (Northwest of France) production site hosts the world’s largest seasonal influenza vaccine plant and is a distribution hub that ships over 700 million doses of vaccines per year, worldwide.

This investment complements the 700 million euros already invested in vaccines by the Group in France over the last five years. With the new vaccine production center in Neuville-sur-Saône, sanofi-aventis will have invested over one billion euros in France since 2005 to respond to world demand for vaccines. Recent key investments include production facilities for pediatric, influenza, and polio vaccines.

About dengue fever

Dengue fever is a mosquito-borne disease caused by four types of dengue viruses. Overall, the disease is a potential threat for almost half the world’s population. Of the estimated 230 million people infected annually, two million, mostly children, develop dengue hemorrhagic fever (DHF), a severe form of the disease1. DHF is a leading cause of hospitalization in South-East Asia, placing tremendous pressure on strained medical resources.

Dengue fever occurs mostly in tropical and subtropical countries and is spreading to new parts of the globe each year. The WHO has warned that the Western Pacific Region may be heading for a major dengue outbreak2 . Argentina and Bolivia reported their largest outbreaks in decades. Bahia province in Brazil has reported an outbreak this year, after Rio de Janeiro did in 2008. A dengue epidemic hit New Caledonia this year. Dengue also affects countries such as Australia (Queensland) and the United States (Puerto Rico, Texas-Mexico border, Hawaii and the US-affiliated Pacific Islands). A substantial number of people traveling to endemic regions are also infected each year.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

References:

1. Pediatric Dengue Vaccine Initiative (PDVI), presentation “Estimating the global burden of dengue” at 2nd Int Conf on Dengue & DHF, 15-17 Oct 08 , Phuket, Thailand

2. WHO alarmed about the spread of dengue, http://www.wpro.who.int/media_centre/press_releases/pr_23072007.htm

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts

Global Media Relations	US Media Relations
Pascal Barollier	Len Lavenda
T. +33-(0)4-37-37-50-38	T. +1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us

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